Exhibit 99.1

July 9, 2019

ChinaCache Receives Delisting Notice from Nasdaq but Plans to Appeal

BEIJING, July 9, 2019 (GLOBE NEWSWIRE) -- ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (Nasdaq GS: CCIH), a leading total solutions provider of Internet content and application delivery services in China, today announced that on July 2, 2019 it received a notification letter (the “Notification Letter”) from The Nasdaq Stock Market LLC (the “NASDAQ”) that its American depositary shares would be delisted from the NASDAQ Stock Market. The Notification Letter states that the staff (the “Staff”) of NASDAQ has determined to deny the Company’s request for an extension of time to regain compliance with the filing requirement in NASDAQ Listing Rule 5250(c)(1). The Staff also cited two additional bases for delisting, which are (i) non-compliance with NASDAQ Listing Rule 52560(b)(1) due to the Company’s failure to timely disclose certain information regarding the arrest of the Company’s former chief executive officer Mr. Song Wang and the criminal investigation into the Company as well as (ii) public interest concerns pursuant to NASDAQ Listing Rule 5101 due to the failure of the Company’s senior management to promptly advise the Company’s board of directors of Mr. Wang’s arrest and the investigation of the Company.

The Company plans to appeal this determination and will request a hearing before a NASDAQ Hearings Panel, in accordance with NASDAQ listing rules. According to the Notification Letter, hearings are typically scheduled to occur approximately 30 to 45 days after the date of the hearing request.

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. is a leading total solutions provider of Internet content and application delivery services in China. Through its distinctive 3-tier Internet ecosystem, ChinaCache also offers Internet data center management, Internet Exchange operations and cloud hosting services.  ChinaCache's network is interconnected with the incumbent carriers as well as other local Internet & broadband service providers in China.  With two decades of experience in developing customized solutions for China's complex Internet infrastructure, ChinaCache has helped enterprises, SME clients, government agencies and other organizations enhance the reliability and scalability of their online services and applications.  To learn more about ChinaCache and how it has improved end-user experience, please visit ir.chinacache.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company's goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company's expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 10 6408-5686

Email: ir@chinacache.com